

Mail Stop 4720

April 7, 2016

<u>Via E-mail</u>
Dana C. Gavenda
President and Chief Executive Officer
FSB Bancorp, Inc.
45 South Main Street
Fairport, New York 14450

> **Re: FSB Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2016**
> **File No. 333-210129**

Dear Mr. Gavenda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Reasons for the Conversion Offering, page 2

2.   Please revise to explain how the proceeds from the offering will greatly strengthen your regulatory capital position. Make similar changes to your disclosure on page 101 as well as the Questions and Answers section of the alternate prospectus for the exchange offer.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price, page 5

3.   We note that RP Financial determined that the peer group and FSB differed significantly in some respects, but still concluded that the assigned peer group represented the "best fit" in order to appraise the value of FSB. Please discuss the differences between the peer group and FSB noted by RP Financial in the appraisal.

Management, page 86

4.   Please disclose whether the proposed conversion and stock offering would constitute a change in control under the change in control agreement with Mr. Maroney described on page 91.

Alternate pages for FSB Community Bankshares, Inc.'s solicitation

5.   In an appropriate portion of the exchange offer prospectus, either in the Questions and Answers section or in the Summary section, please provide shareholders of FSB Community with additional context on the impact of the minority holders' shares in the resulting converted FSB Bancorp. For instance, please include the chart presented on page 7 of the primary prospectus.

Summary

Changes in Stockholders' Rights for Existing Stockholders of FSB Community, page 9

6.   Refer to the following statement on page 11: "Many of the differences in stockholder rights under the articles of incorporation and bylaws of FSB Bancorp are not mandated by Maryland law but have been chosen by management as being in the best interests of FSB Bancorp and its stockholders." Please revise to clarify which of the changes highlighted on page 11 were chosen by management, as opposed to being changes mandated by Maryland law.

Proposal 1 — Approval of the Plan of Conversion and Reorganization, page 15

7.   Please revise your disclosure in this section to explain to shareholders of FSB
      Community the reasons that the board considered in reaching its decision to recommend
      that shareholders vote "FOR" the proposal despite the fact that the value of the
      exchanged shares represents a discount to recent trading prices.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Benjamin M. Azoff, Esq.
        Luse Gorman, PC